Filed Pursuant to Rule 253(g)(2)
File No. 024-11163

FUNDRISE BALANCED EREIT II, LLC

SUPPLEMENT NO. 19 DATED MARCH 3, 2022
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Balanced eREIT II, LLC (“we”, “our” or “us”), dated August 23, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Vegas Controlled Subsidiary - North Las Vegas, NV

On February 25, 2022, we acquired ownership of a “majority-owned subsidiary,” FRMF-Vegas, LLC (the “Vegas Controlled Subsidiary”) for an initial contribution of approximately $3,958,000, which is the initial stated value of our equity interest in a new investment round in the Vegas Controlled Subsidiary (the “Vegas Balanced eREIT II Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Vegas Controlled Subsidiary, for an initial contribution of approximately $35,626,000 (the “Vegas Interval Fund Investment” and, together with the Vegas Balanced eREIT II Investment, the “Vegas Investment”). The Vegas Controlled Subsidiary used the proceeds of the Vegas Investment to acquire an 185 - unit horizontal multifamily property completing lease up and located in North Las Vegas, NV (the “Vegas Property”). The Vegas Balanced eREIT II Investment was funded with proceeds from our Offering, and the closing of the Vegas Investment and the Vegas Property occurred concurrently.

The Vegas Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Vegas Balanced eREIT II Investment, we have authority for the management of the Vegas Controlled Subsidiary, including the Vegas Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price for the Vegas Property, paid directly by the Vegas Controlled Subsidiary.

The total purchase price for the Vegas Property was approximately $80,000,000, an average of approximately $432,432 per unit. We anticipate additional hard costs of approximately $224,000 for miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $1,610,000 bringing the total projected project cost for the Vegas Property to approximately $81,834,000. To finance the acquisition of the Vegas Property, a $42,250,000 senior loan with an 18 month term and an interest rate of SOFR + 1.40% with 18 months interest only was secured.

The Vegas Property was built in 2021 and has a mix of unit types and floorplans, ranging from a 639 square foot 1-bedroom/1-bath to 1,213 square foot 3-bedroom/3-bath units. All units offer private backyards and smart home packages. Professional third party property management will be installed to manage the Vegas Property.

The following table contains underwriting assumptions for the Vegas Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Vegas Property	5.50%	3.00%	3.00%	4.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Balanced eREIT II, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.